Sichenzia Ross Friedman Ference LLP

61 Broadway, 32nd Floor

New York, NY 10006

November 11, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Karen Ubell

Re:              Synergy Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed November 3, 2011

File No. 333-177730

Dear Ms. Ubell:

This letter sets forth the response of Synergy Pharmaceuticals, Inc., a Florida corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 9, 2011 (“Comments Letter”).

For your convenience, we set have forth the comment from your comment letter in bold type-face and include the Company’s response below it.

We note your shares are currently traded on the OTC QB.  As the OTC QB is not a national securities exchange or an automated quotation system of a national securities association, it appears that you are not eligible to conduct a secondary offering under General Instruction I.B.3 to Form S-3.  Accordingly, please withdraw your registration statement and file it on a form which you are eligible to conduct a secondary offering.  Please see Securities Act Forms C&DI 166.12 (February 2009).

With all due respect we believe that Securities Act Forms C&DI 116.14 (February 27, 2009) applies in this situation.  We have set forth below the text of such C&DI.

Question: If an issuer meets the float test in General Instruction I.B.1 of Form S-3, may it use Form S-3 for secondary offerings, even though the securities to be issued are not listed on a national securities exchange or quoted on an automated quotation system of a national securities association, as required by General Instruction I.B.3?

Answer: Yes. [Feb. 27, 2009]

As of November 2, 2011, the date immediately preceding the date of filing of the

Registration Statement, the aggregate market value of the voting common equity of the Company was $106,764,007 which is above the $75 million threshold in General Instruction I.B.1.of Form S-3.  Therefore we believe that pursuant to the C&DI cited above, the Company is eligible to use Form S-3 for a secondary offering by selling stockholders. We kindly request that the Staff allow the Company to withdraw its withdrawal request filed on November 10, 2011.

Sincerely,

/s/ Jeffrey J. Fessler

Jeffrey J. Fessler

cc: Gary S. Jacob